FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 for the month of May, 2003

AREL COMMUNICATIONS AND SOFTWARE LTD.
(Translation of registrant's name in English)

3 Hayarden Street, Yavne, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Contact:

Danny Yelin
Chief Financial Officer
Arel Communications & Software Ltd.
dyelin@arel.net

Arel Announces Revenues Increase of 63% in First Quarter
of 2003 over the Fourth Quarter of 2002

•	Cash position stable above $10 Million

•	Booking in excess of $2.5 Million in the first quarter of 2003

•	Net loss reduced to $263,000 compared to $1.38 Million for the fourth quarter of 2002

YAVNE, Israel -May 22, 2003- Arel Communications and Software Limited (NASDAQ: ARLC) announced today the results for the first quarter of 2003. The world’s leading provider of Integrated Video, Voice and Data conferencing and distance training solutions, reported that 2003 first quarter revenues reached $2,106,000, an increase of 63% compared to $1,295,000 of revenues in the fourth quarter of 2002, representing a second consecutive quarter of more than 50% growth. Revenues for the first quarter of 2002 were $2,746,000.

First quarter 2003 net loss was $262,000 compared to a net loss of $1,381,000 during the fourth quarter of 2002 (excluding restructuring expenses of $630,000), and compared to a net loss of $996,000 (excluding the amortization of goodwill of $141,000) during the first quarter of 2002.

Basic and fully diluted loss per share for the first quarter of 2003 was $0.02, compared to a loss per share of $0.07 (excluding the amortization of goodwill) and $0.09 (including the amortization of goodwill) during the first quarter of 2002.

Gross profit for the first quarter of 2003 was $1,157,000, an increase of 76% compared to $656,000 in the fourth quarter of 2002, and a decrease of 9% compared to the gross profit of $1,268,000 in the first quarter of 2002.

Operating expenses for the first quarter of 2003 were $1,380,000 compared to $1,937,000 in the fourth quarter of 2002, and compared to $2,693,000 in the first quarter of 2002. The company expects to operate at the current level of operating expenses for the foreseeable future.

R&D expenses in the first quarter of 2003 were $473,000 compared to $527,000 in the fourth quarter of 2002, and $594,000 (before participation of $264,000 from the Chief Scientist of Israel) in the first quarter of 2002.

Marketing, sales, general and administrative expenses in the first quarter of 2003 were $907,000, compared to $1,410,000 in the fourth quarter of 2002, and compared to $2,100,000 in the first quarter of 2002.

Commenting on Arel’s results, Mr. Philippe Szwarc, Chief Executive Officer, noted that “The trend of increased of revenues for the second consecutive quarter, as well as our consistent actions over the last three quarters to decrease our overall expense structure, has resulted in the smallest quarterly net loss since the third quarter of 2000. The first quarter of 2003 represents a new point of inflection in the turnaround of the Company, as it combines continued revenue generation momentum with a positive trend towards profitability, while maintaining a stable cash position.”

About Arel Communications and Software

Arel Communications and Software Ltd (www.arel.net) offers effective fully integrated video, voice and data interactive conferencing solutions by optimizing the use of existing network resources available to distributed enterprises. Our integrated networking and software platform is winning us loyalty from major Fortune 500 customers whom are using our system to satisfy various needs such as video conferencing, data collaboration, e-learning, and distance learning applications.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe”, “hopeful” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to the Company’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for the Company’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with the Company’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the Securities and Exchange Commission.

(Tables to follow)

Arel Communications and Software Ltd. (an Israeli Corporation)
Condensed Consolidated Balance Sheet at March 31, 2003 (Unaudited)

	March 31		December 31,
	2003	2002	2002
			(audited)
	U.S. dollars in thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	10,130	5,461	10,354
Short-term investments	129	7,728	129
Accounts receivable:
Trade	2,497	3,100	2,455
Other	349	1,025	488
Inventories	1,388	1,344	1,168

Total current assets	14,493	18,658	14,594

INVESTMENTS AND LONG-TERM RECEIVABLE:
Investment in Arelnet Ltd.	125	404	125
Loans to employees, net of current maturity	30	39	31

	155	443	156

PROPERTY, PLANT AND EQUIPMENT:
Cost	2,164	3,902	2,183
Less - accumulated depreciation	1,563	2,008	1,493

	601	1,894	690

GOODWILL, net of accumulated amortization		4,717

	15,249	25,712	15,440

Liabilities and shareholders' equity
CURRENT LIABILITIES:
Short-term bank credit	25		27
Accounts payable Trade	955		801
Accrued restructuring costs	601	699	852
Deferred revenues	2,105		2,165
Other	3,389	4,099	3,157

Total current liabilities	7,075	4,798	7,002

LONG-TERM LIABILITIES:
Liability for employee rights upon retirement, net of
amount funded	373	310	371
Bank loan, net of current maturities		20
Other	44	46	48

Total long-term liabilities	417	376	419

Total liabilities	7,492	5,174	7,421

SHAREHOLDERS' EQUITY:
Share capital	4	4	4
Capital surplus	52,740	52,740	52,740
Warrants and options	1,395	1,395	1,395
Accumulated deficit	(46,382)	(33,601)	(46,120)

Total shareholders' equity	7,757	20,538	8,019

Total liabilities and shareholders' equity	15,249	25,712	15,440

Arel Communications and Software Ltd. (an Israeli Corporation)
Condensed Consolidated Statement of Operations
for the three month period ended March 31, 2003 (Unaudited)

	Three months ended March 31,		Year ended December 31,
	2003	2002	2002
	U.S. dollars in thousands
REVENUES FROM SALES AND SERVICES	2,106	2,746	5,941
COST OF SALES AND SERVICES	949	1,478	3,604

GROSS PROFIT	1,157	1,268	2,337
RESEARCH AND DEVELOPMENT EXPENSES - net	473	330	2,218
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	907	2,100	6,439
AMORTIZATION OF GOODWILL		141	283
IMPAIRMENT OF GOODWILL			4,575
RESTRUCTURING EXPENSES AND IMPAIRMENT OF			2,301
PROPERTY AND EQUIPMENT

OPERATING LOSS	(223)	(1,303)	(13,479)
FINANCIAL INCOME - net	(39)	166	102
IMPAIRMENT OF INVESTMENT IN ARELNET LTD			(279)

LOSS FOR THE PERIOD	(262)	(1,137)	(13,656)

BASIC AND DILUTED LOSS PER SHARE:	(0.02)	(0.09)	(1.06)

Net loss for the period as reported	$ (262)	$(1,137)	$(13,656)
Adjustments to reconcile net loss for the period
to net loss excluding unusual items:
Amortization of goodwill		141	283
Impairment of goodwill			4,575
Restructuring expenses			2,301
Impairment of investment in Arelnet Ltd.			279

Net loss excluding unusual items:	$ (262)	$ (996)	$(6,218)

Basic and diluted loss per share excluding
unusual items:	$ (0.02)	$(0.07)	$ (0.48)